BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2004 NOV -9 P 4: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

02 November 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

04046069

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 2 November 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Investor Relations

BAA plc

FINANCIAL RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

Tuesday 2 November 2004

Duncan Bonfield
Group Director of Corporate Communications
BAA plc, 130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6831
Fax: +44 (0)20 7932 6783
E-mail: duncan_bonfield@baa.com
www.baa.com/investor

Embargoed to 0700, Tuesday 2 November 2004

BAA RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2004
BAA REPORTS STRONG FIRST HALF PERFORMANCE

BAA, the international airports group, today reported a robust performance for the first six months of the financial year. The company achieved its anticipated growth in passenger numbers, revenue and profit and is on target to meet full year expectations of passenger traffic growth of over 6%.

First half performance

- Passenger traffic up 7.5% to 77.5 million (30 September 2003: 72.1 million) – up 9.7% in first three months and 5.7% in second quarter.
- 11.4% rise in Group operating profit to £391 million (£351 million), after £6 million asset write-off related to Heathrow Express check-in facilities. Before this exceptional cost, Group operating profit £397 million, an increase of 13.1%.
- Profit before tax up 16.3% to £363 million (£312 million). Profit before tax and the exceptional write-off up 18.3% to £369 million (£312 million).
- Earnings per share up 16.8% to 23.6 pence (20.2 pence). Earnings per share before exceptional write-off up 19.8% to 24.2 pence (20.2 pence).
- Interim dividend up 4.5% to 6.9 pence (6.6 pence).
- Capital expenditure £709 million (£603 million), including £378 million (£318 million) on Terminal 5.
- Net debt £3,196 million (£2,311 million) and gearing 62% (49%).

Mike Clasper, Chief Executive of BAA commented:
"The main areas of focus for BAA are passenger growth; improvements in security, safety and services provided to travellers and airlines; outstanding retail performance; and delivering new airport facilities on time and to budget. We have delivered strongly in each area in the first half of the financial year. Passenger numbers rose 7.5%. Rebates for slow security search and unreliable equipment were minimal. Retail income per head improved despite the EU enlargement, busier terminals and the weak dollar. Furthermore, the construction of T5 continues apace and remains on budget and ahead of schedule.

"In terms of outlook, traffic growth in the first half means that we are on target to deliver our passenger forecast of over 6% growth for the year. We still anticipate net retail income per passenger for the full year to be in line with that achieved last year. We also face the continuing challenge of difficult industrial relations across much of the aviation industry. Overall, growing numbers of passengers and efficient airports with strong, innovative management mean that BAA is well-positioned to deliver another sound performance in the second half of the year."

A pre-recorded interview with BAA's chief executive, Mike Clasper, is available from 7.30 am (Greenwich Mean Time) on BAA's website - www.baa.com/results - on Tuesday 2 November 2004. The financial results presentation will be broadcast live at 9.30am (GMT) on the website.

OPERATING AND FINANCIAL REVIEW

Results by half year (2004/05)

	6 months to 30 Sept 2004	6 months to 30 Sept 2003	Change %
Passenger traffic	77.5m	72.1m	7.5
Group revenue[1,2]	£1,128m	£1,029m	9.6
Group operating profit[2]	£391m	£351m	11.4
Profit before tax	£363m	£312m	16.3
Earnings per share	23.6p	20.2p	16.8
Interim dividend per share	6.9p	6.6p	4.5
Net retail income[3]	£312m	£286m	9.1
Net retail income per passenger[4]	£4.03	£3.98	1.2
Capital expenditure	£709m	£603m	17.6

[1] restated 2003/04, in accordance with FRS 5 Application Note G (issued November 2003) relating to revenue recognition, to reclassify £12 m of revenue (£4m quarter 1, £8m quarter 2) as a reduction in operating costs. There is no impact on Group operating profit

[2] excludes associates and joint ventures

[3] defined as revenues received directly from third party retail operators, concession fee paid to UK airports by World Duty Free (WDF) and WDF's operating profit – see note 14 of the interim financial statement

[4] defined as net retail income divided by number of passengers (excluding helicopter passengers)

Overview

For the six months to 30 September 2004, Group revenue increased 9.6% to £1,128 million (30 September 2003: £1,029 million restated) on passenger traffic growth of 7.5%. In the first three months, traffic grew 9.7% leading to an 11.3% increase in Group revenue to £534 million (£480 million). Growth in Group revenue in the second quarter was 8.2% to £594 million (£549 million) on a 5.7% rise in traffic.

The Group continued to focus on the security, safety and improved experience of the passenger, whilst continuing to control operating costs. Wage inflation, pension costs and depreciation were the key contributors to the 8.7% increase to £737 million (£678 million) in operating costs during the period. Consequently, Group operating profit for the six months was up 11.4% to £391 million (£351 million).

Profit before tax increased 16.3% to £363 million (£312 million) primarily as a result of the £40 million increase in Group operating profit, £6 million growth in the Group's share of operating profit of its joint ventures and associates and £6 million other finance income (FRS 17, reflecting the improvement in value of the pension scheme assets at 31 March 2004).

UK airports (including World Duty Free)

Traffic

In the six months to 30 September 2004, passenger traffic at BAA's UK airports increased 7.5% to 77.5 million passengers, a record number, with strong growth recorded at all airports. Heathrow passenger numbers rose 7.6% to 35.8 million, primarily as a result of 10.1% growth in North Atlantic traffic and a 15.2% increase in other long haul passengers. This increase reflected both underlying real growth in these markets and a weak comparative first quarter due to the Iraq war and SARS epidemic.

Stansted and Southampton recorded increases of 12.0% and 16.9% respectively, primarily as a result of the continued growth in demand for low cost services. All the Scottish airports recorded strong growth in traffic, with 6.0% and 7.6% at Glasgow and Edinburgh respectively. Aberdeen passenger traffic grew 4.8% in the period, the first sustained increase since the end of 2002, due to new routes from BMI and other airlines. Gatwick saw growth of 4.9%, with low cost carriers contributing significantly to the 17.1% rise in European scheduled traffic, thereby offsetting the 7.9% decrease in the European charter market.

Total revenue and airport charges

UK airport revenue increased 9.2% to £1,047 million (£959 million) in the six month period, with airport charges growth of 13.2% to £446 million (£394 million). Heathrow's revenue rose 13.1% to £484 million (£428 million), with airport charges income up 17.2% to £259 million (£221 million), driven by the airport's 7.6% growth in passengers and increase in aeronautical charges since 1 April 2004. Stansted's revenue rose 14.9%, reflecting the 12.0% traffic growth and improved average airport tariffs.

Retail

UK airport retailing performed robustly during the six month period despite the impact, as anticipated, on World Duty Free (WDF) and airside specialist shops of the enlargement of the EU member states on 1 May. Net retail income grew 9.1% to £312 million (£286 million) and net retail income per passenger increased 1.2% to £4.03 (£3.98) despite the return of the lower spending US passengers and strength of sterling compared to the dollar. Strong growth in car parking and catering income, supported by the successful redevelopment of a number of restaurants and bars at Terminal 1, Heathrow last year and Gatwick North Terminal during the summer, helped deliver this solid performance.

Operating profit

Operating profit for the six months for the UK airports (including WDF) grew 12.2% to £377 million (£336 million). The £88 million increase in UK airports revenue was partially offset by a £47 million (7.5%) growth in operating costs. The increase in costs primarily reflects the impact of security staff recruited last year, wage inflation, higher FRS 17 pension costs and 12.2% growth in depreciation.

International airports

Revenue from the Group's international businesses (including joint ventures) increased to £35 million (£34 million), with operating profit from these interests (including joint ventures and associates) increasing to £16 million (£10 million). The profit increase reflects strong growth at Naples, Melbourne (where passenger traffic grew 17.9%) and our other Australian interests, the new retail contract at Baltimore and additional retail capacity and passengers in Boston.

Heathrow Express

Passenger numbers increased 7.4% to 2.62 million (2.44 million), but yield was lower as a result of a change in mix of passengers. Revenue grew 6.3% to £34 million (£32 million) and underlying operating profit was £7 million (£5 million).

BAA Lynton

BAA Lynton's operating profit was £7 million (£7 million) for the period on revenue of £8 million (£8 million). In line with its strategy, the business is anticipating the completion of a number of investment property disposals during the next six months.

Interest charge and other finance income

The Group's net interest charge, including joint ventures and associates, was £43 million (£42 million), net of capitalised interest of £56 million (£38 million). £40 million (£26 million) of the capitalised interest was in respect of expenditure on Terminal 5. Other finance income of £6 million (£nil) was recorded in line with FRS 17 "Retirement Benefits" and reflects the increase in the value of the pension scheme's assets at 31 March 2004.

Taxation

The tax charge of £111 million (£97 million) for the six months to 30 September 2004 represents an estimated effective rate for the full year (before exceptional items) of 30% (30%).

Earnings per share

Underlying earnings per share for the six months increased 19.8% to 24.2 pence (20.2 pence). Basic earnings per share for the six months increased 16.8% to 23.6 pence (20.2 pence).

Dividend

The interim dividend payable increased 4.5% to 6.9 pence (6.6 pence), reflecting the Group's policy of paying a progressive dividend.

Balance sheet

At 30 September 2004 net assets of £5,181 million represented approximately 87% of the Company's market value. Shareholders' funds increased £207 million to £5,181 million (31 March 2004: £4,974 million, restated for the adoption of Urgent Issues Task Force abstract 38 "Accounting for ESOP Trusts").

Capital investment programme

Group capital expenditure, excluding capitalised interest, in the six months was £709 million (£603 million), of which £378 million (£318 million) related to Terminal 5. The Group continues to make good progress on site and is more than 45% through the development and remains on budget and ahead of schedule. Key areas of progress at Terminal 5 over the period have been:

- four out of ten stands released to Heathrow airport for operation, with remaining six handed over on 29 October
- twin rivers diverted in April
- four out of six roof sections now in place on the main terminal building
- satellite 1 substructure complete, superstructure two thirds complete and roof assembly one third complete
- all archaeology for phase 1 works complete
- eight out of nine tunnels bored, with final tunnel one-third complete
- twice achieved 1 million consecutive working hours without a single reportable accident

A further £169 million (£192 million) was invested in the existing four terminals and airfield at Heathrow, in developments such as the continuation of the A380 preparatory works (including the realignment of Terminal 3's pier 6); ongoing segregation of piers for security purposes; completion of the airside road tunnel and the finalisation of the Terminal 1 eastern extension to accommodate long haul traffic. At Gatwick, major projects contributing to the £71 million (£46 million) of capital expenditure during the period included the South Terminal's arrivals hall extension and the continued development of segregation at piers 2 and 3 and the construction of North Terminal's pier 6.

It is anticipated that Group capital expenditure for the current year will be approximately £1.5 billion, down from the previous estimate of £1.6 billion, primarily as a result of the improved phasing of weather dependant work on Terminal 5.

Financing

Net debt at 30 September 2004 was £3,196 million (31 March 2004: £2,770 million). Gross debt increased to £4,255 million (31 March 2004: £3,660 million), reflecting the debut 2014 Euro 750 million 4.5% bond, issued 30 September 2004, and an additional £100 million European Investment Bank loan drawdown.

At 30 September 2004 the Group had cash and short term liquid investments of £1,059 million (31 March 2004: £890 million) and undrawn committed facilities of £982 million (31 March 2004: £1,077 million). The Group's policy is to have liquid committed resources available to cover an average of 12 months' capital expenditure or 18 months' net funding requirement, whichever is the greater.

The Group has undertaken forward starting interest rate swaps to minimise exposure to future interest rate movements. At 30 September 2004 the Group had outstanding forward starting interest rate swaps against future bond issues of £1,350 million and outstanding interest rate and currency hedges against existing borrowings of £1,388 million. The mark to market valuation of the interest rate and currency derivatives at 30 September 2004 implied a loss of £9 million (compared to £13 million loss on derivatives outstanding at 31 March 2004). The net gain during the period of £4 million is, under UK GAAP, not recognised in the Group's results.

The Group continued its strong conversion of operating profit into cashflow. After deducting interest, tax and dividends paid in the six months, £277 million (£207 million) of cash was generated to contribute towards the Group's capital investment programme. The £426 million increase in net debt funded the balance of the capital investment during the period.

International Financial Reporting Standards (IFRS)

The Group's IFRS transition project has made good progress over the last six months. The review of the actual standards, identification of differences to UK GAAP and quantification of those differences is coming to an end. The preliminary opening balance sheet (1 April 2004) is currently being compiled and the accounting policy changes are in the process of being approved by the Audit and Assurance Committee. The Group is currently developing systems and procedures and training relevant employees to ensure ongoing compliance with IFRS.

The Group believes that timely and relevant communication of the Group's transition to IFRS is critical. Consequently, an IFRS presentation will be provided in the final quarter of this financial year to advise shareholders and the financial community of the implications of transition.

Outlook comment by Chief Executive, Mike Clasper

"Traffic growth in the first half means that we are on target to deliver our passenger forecast of over 6% growth for the year. We still anticipate net retail income per passenger for the full year to be in line with that achieved last year. We also face the continuing challenge of difficult industrial relations across much of the aviation industry. Overall, growing numbers of passengers and efficient airports with strong, innovative management mean that BAA is well-positioned to deliver another sound performance in the second half of the year."

For further information on BAA's results, visit website: www.baa.com/results

Media and City enquiries: **Duncan Bonfield, BAA plc**

Tel: +44 (0)20 7932 6654

BAA plc RESULTS FOR SIX MONTHS ENDED 30 SEPTEMBER 2004

Consolidated profit and loss account for the six months ended 30 September 2004

Year ended 31 March 2004 £m		30 September 2004 £m (unaudited)	30 September 2003 restated (see note 2) £m (unaudited)
1,978	Continuing operations	1,132	1,034
3	Discontinued operations	-	-
1,981	**Revenue** - Group and share of joint ventures	1,132	1,034
(11)	Less share of joint venture revenue - continuing operations	(4)	(5)
1,970	**Group revenue**	1,128	1,029
(1,354)	Operating costs	(737)	(678)
616	**Group operating profit**	391	351
4	Share of operating profit in joint ventures - continuing operations	2	2
1	Share of operating profit in joint ventures - discontinued operations	-	-
4	Share of operating profit in associates - continuing operations	7	1
625	**Total operating profit**	400	354
3	Profit on disposal of discontinued operations	-	-
628	**Profit on ordinary activities before interest**	400	354
1	Income from other fixed asset investments	-	1
(84)	Net interest payable - Group	(38)	(41)
(4)	Net interest payable - joint ventures	(2)	(2)
(3)	Net interest payable - associates	(3)	-
1	Other finance income - Group	6	-
539	**Profit on ordinary activities before taxation**	363	312
(161)	Tax on profit on ordinary activities	(111)	(97)
378	**Profit on ordinary activities after taxation**	252	215
(1)	Equity minority interests	(1)	(1)
377	**Profit for the period attributable to shareholders**	251	214
(212)	Equity dividends	(73)	(70)
165	**Retained profit for the period**	178	144
35.5p	**Earnings per share**	23.6p	20.2p
33.9p	Diluted earnings per share	21.8p	19.3p

Statement of total recognised gains and losses for the six months ended 30 September 2004

Year ended 31 March 2004 £m		30 September 2004 £m (unaudited)	30 September 2003 £m (unaudited)
377	Profit for the period attributable to shareholders *	251	214
139	Unrealised surplus on revaluation of investment properties	-	-
188	Actuarial gain relating to net pension liability	26	71
(57)	Deferred tax associated with actuarial gain relating to net pension liability	(8)	(21)
2	Currency translation differences on foreign currency net investments	1	2
649	Total recognised gains and losses relating to the period	270	266
	Prior year adjustment (as explained in note 2)	1	
	Total recognised gains and losses since the last annual report and financial statement	271	

* Including joint ventures and associates profit of £2m (30 September 2003: £1m; 31 March 2004: £1m).

Reconciliation of movements in shareholders' funds for the six months ended 30 September 2004

Year ended 31 March 2004 restated (see note 2) £m		30 September 2004 £m (unaudited)	30 September 2003 restated (see note 2) £m (unaudited)
377	Profit for the financial period attributable to shareholders	251	214
(212)	Equity dividends	(73)	(70)
165	Retained profit for the financial period	178	144
272	Other net recognised gains and losses relating to the period	19	52
6	New share capital subscribed	-	2
2	Sale of own shares held in the Employee Share Trust	10	2
445	**Net additions to shareholders' funds**	207	200
4,574	Opening shareholders' funds	4,974	4,574
(45)	Prior year adjustment (as explained in note 2)	-	(46)
4,974	**Closing shareholders' funds**	5,181	4,728

Consolidated balance sheet as at 30 September 2004

31 March 2004 restated (see note 2) £m		30 September 2004 £m (unaudited)	30 September 2003 restated (see note 2) £m (unaudited)
	Fixed assets		
10	Intangible assets	10	10
9,074	Tangible assets	9,672	8,314
	Investments in joint ventures:		
60	Share of gross assets	59	65
(46)	Share of gross liabilities	(45)	(54)
17	Loans	18	20
31		32	31
49	Investments in associates	46	7
79	Other investments	81	96
9,243		9,841	8,458
	Current assets		
23	Stocks	53	29
270	Debtors	283	274
740	Short-term investments	868	800
150	Cash at bank and in hand	191	99
1,183		1,395	1,202
(945)	**Creditors**: amounts falling due within one year	(988)	(793)
238	**Net current assets**	407	409
9,481	**Total assets less current liabilities**	10,248	8,867
	Creditors: amounts falling due after more than one year		
(2,760)	Other creditors	(3,292)	(2,330)
(838)	Convertible debt	(838)	(837)
(3,598)		(4,130)	(3,167)
	Provisions for liabilities and charges		
(624)	Deferred tax	(675)	(584)
(166)	Other provisions	(151)	(193)
(790)		(826)	(777)
(8)	**Equity minority interests**	(9)	(9)
5,085	**Net assets excluding pension and other post-retirement liabilities**	5,283	4,914
(111)	Pension and other post-retirement liabilities	(102)	(186)
4,974	**Net assets including pension and other post-retirement liabilities**	5,181	4,728
1,071	Share capital	1,071	1,070
(45)	Own shares purchased (see note 2)	(33)	(46)
3,948	Reserves	4,143	3,704
4,974	**Equity shareholders' funds**	5,181	4,728
£4.65	**Net asset value per share**	£4.84	£4.42

Consolidated cash flow statement for the six months ended 30 September 2004

Year ended 31 March 2004 restated (see note 2) £m		30 September 2004 £m (unaudited)	30 September 2003 restated (see note 2) £m (unaudited)
	Operating activities		
616	Group operating profit	391	351
257	Depreciation	139	128
1	Amortisation	-	-
(2)	Profit on sale of fixed assets	-	-
4	(Increase)/decrease in stocks	(30)	(2)
(49)	Increase in debtors	(16)	(55)
(1)	Increase /(decrease) in creditors	27	9
(6)	Decrease in provisions	-	(1)
33	Difference between pension charge and cash contributions	19	21
853	**Net cash inflow from operating activities**	530	451
1	**Dividends received from joint ventures**	-	-
	Returns on investments and servicing of finance		
(197)	Interest paid	(93)	(92)
(9)	Cost of bond issues	-	-
51	Interest received	25	25
-	Dividends received from other fixed asset investments	-	1
(1)	Dividends paid to minority interests	-	-
(156)		(68)	(66)
(87)	**Tax paid**	(43)	(43)
	Capital expenditure and financial investment		
(1,266)	Additions to operational assets	(717)	(613)
-	Sales of/(additions) to investment properties	1	(1)
5	Sale of operational assets	-	1
-	Net reduction in long-term investments	3	2
(1,261)		(713)	(611)
	Acquisitions and disposals		
(25)	Investment in associate	-	-
13	Disposal of joint venture	-	11
-	Disposal of subsidiary undertakings	-	(2)
(12)		-	9
(205)	**Equity dividends paid**	(142)	(135)
(867)	**Cash outflow before use of liquid resources and financing**	(436)	(395)
	Management of liquid resources		
255	Cash (placed on) / returned from deposit	(68)	164
(119)	Purchase of commercial paper	(60)	(88)
136		(128)	76
	Financing		
2	Sale of own shares by Employee Share Trust	10	2
6	Issue of shares	-	2
596	Net increase in debt	595	134
604		605	138
(127)	**Increase / (decrease) in cash in the period**	41	(181)

NOTES

1. Basis of preparation

This statement has been prepared in accordance with the accounting policies used in the 2003/04 annual report other than the adoption of Urgent Issues Task Force abstract 38 "Accounting for ESOP Trusts" (UITF 38), which came into force from 1 April 2004 (see note 2).

Comparative figures for the six months ended 30 September 2003, or as at that date, have been restated to be consistent with the presentation used in the full financial statements for the year ended 31 March 2004 in respect of revenue (see note 2). The comparative balance sheets as at 30 September 2003 and 31 March 2004 have been restated following adoption of UITF 38.

The information shown for the year ended 31 March 2004 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2004, which have been filed with the Registrar of Companies and restated as described in Note 2. The auditors at that date have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The interim financial statement was approved by the directors on 1 November 2004.

2. Accounting policy

Revenue and operating costs for the six months ended 30 September 2003 have been restated by £12m respectively in respect of the change in revenue accounting policy in the fourth quarter of 2003/04, on adoption of Financial Reporting Standard 5 Application Note G.

UITF 38 requires investments in own shares to be deducted from equity and not treated as a fixed asset investment. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the balance sheets have been restated. The change reduces shareholders' funds by £46m as at 30 September 2003 and by £45m as at 31 March 2004. This reclassification affects distributable reserves.

UITF 38 has no impact on the current year's profit and loss account. However, the profit and loss reserve as at 1 April 2003 is affected by the adoption of UITF38. UITF38 has required the release of a £1m provision (net of tax). The provision reflects the potential loss on disposal of the shares held by the Employee Share Trust. The shares were acquired at a higher price than that at which subsequent options were granted.

In accordance with UITF 38, cash proceeds received from the sale of own shares held by the Employee Share Trust have been reclassified in the cashflow from capital expenditure and financial investment to financing.

3. Segmental information

Revenue

Year ended 31 March 2004 £m		30 September 2004 £m (unaudited)	30 September 2003 restated (see note 2) £m (unaudited)
	Airports		
843	Heathrow	484	428
289	Gatwick	178	167
141	Stansted	(1) 92	74
1,273	**Total UK regulated airports**	754	669
69	Glasgow	42	40
63	Edinburgh	36	33
28	Aberdeen	15	15
19	Southampton	9	11
179	**Total UK non-regulated airports**	102	99
372	**World Duty Free**	198	191
1,824	**Total UK airports**	1,054	959
53	**International airports**	31	29
	BAA Lynton		
20	Continuing operations	8	8
3	Discontinued operations	-	-
23	**Total BAA Lynton**	8	8
67	**Heathrow Express**	34	32
3	**Other operations**	1	1
1,970	**Group**	1,128	1,029
	Share of joint ventures		
10	International joint ventures	4	5
1	UK joint ventures	-	-
11	**Total share of joint ventures**	4	5
1,981	**Group and share of joint ventures**	1,132	1,034
	Analysed between		
1,915	United Kingdom - continuing operations	1,097	1,000
3	United Kingdom - discontinued operations	-	-
30	Europe - continuing operations	17	16
13	North America - continuing operations	10	7
20	Other – continuing operations	8	11
1,981		1,132	1,034

(1) BAA and Ryanair have issued counter writs in respect of the non payment of airport charges and claims that the fuel levy charged by BAA to the fuel companies is excessive and unlawful respectively. As a result of the non payment of airport charges, BAA considers that Ryanair has repudiated its existing agreements. This has resulted in Ryanair being invoiced an additional £7m of airport charges during the three months to 30 September 2004. Ryanair has refused to pay these additional charges. Although BAA is confident of winning the dispute, given the current litigation a £7m provision at 30 September 2004 has been established.

3. Segmental information (continued)

Operating profit

Year ended 31 March 2004 £m		30 September 2004 £m (unaudited)	30 September 2003 £m (unaudited)
	Airports		
364	Heathrow	212	191
91	Gatwick	76	69
39	Stansted	31	24
494	**Total UK regulated airports**	319	284
22	Glasgow	19	18
23	Edinburgh	16	13
9	Aberdeen	6	5
6	Southampton	4	3
60	**Total UK non-regulated airports**	45	39
24	**World Duty Free**	13	13
578	**Total UK airports**	377	336
12	**International airports**	8	7
17	**BAA Lynton**	7	7
14	**Heathrow Express - pre exceptional operating costs**	7	5
-	**Heathrow Express - exceptional operating costs (note 4)**	(6)	-
(5)	**Other operations**	(2)	(4)
616	**Group**	391	351
	Share of joint ventures and associates		
4	International joint ventures – continuing	2	2
1	UK joint ventures – discontinuing operations	-	-
3	International associates – continuing operations	6	1
1	UK associates – continuing operations	1	-
9	**Total share of joint ventures and associates**	9	3
625	**Group and share of joint ventures and associates**	400	354
	Analysed between:		
605	United Kingdom - continuing operations	384	344
1	United Kingdom - discontinued operations	-	-
5	Europe - continuing operations	4	5
1	North America - continuing operations	2	1
13	Other - continuing operations	10	4
625		400	354

4. Exceptional operating cost

During the six months to 30 September 2004, a £6m write off of the Heathrow Express check-in facilities at Paddington has been recognised as an exceptional loss within operating profit. The last tenants have given notice and will cease to use the facilities by December 2004. Consequently, the decision has been made to close the facilities.

5. Net interest payable and similar charges

The interest charge is shown net of interest capitalised in respect of the Group of £56m (30 September 2003: £38m; 31 March 2004: £85m), including £40m (30 September 2003: £26m; 31 March 2004 £62m) in respect of Terminal 5, of which £3m relates to the unwinding of the discount on provisions.

FRS 17 other finance income is £6m (30 September 2003: £nil; 31 March 2004: £1m).

6. Tax on profit on ordinary activities

The taxation charge for the six months ended 30 September 2004 has been based on the estimated effective rate for the full year before exceptionals of 30% (30 September 2003: 31%). In the year ended 31 March 2004 the effective rate was 30%.

7. Equity dividends

The directors have declared an interim dividend of 6.9p (30 September 2003: 6.6p) per share payable on 19 January 2005 to shareholders on the register at 12 November 2004.

8. Earnings per share

Year ended 31 March 2004		30 September 2004 (unaudited)	30 September 2003 (unaudited)
£374m	Profit for the financial period before exceptional items	£257m	£214m
£3m	Exceptional item – profit on disposal of fixed assets	-	-
-	Exceptional item – loss on asset write off (see note 4)	£(6)m	-
£377m	Profit attributable to shareholders	£251m	£214m
£20m	Interest on convertible bonds (net of tax)	£9 m	£10m
£397m	Diluted profit	£260m	£224m
1,062m	Average number of shares in issue	1,064m	1,062m
2m	Share options	3m	2m
22m	Conversion of 4.875% bonds due 2004	-	43m
53m	Conversion of 2.94% bonds due 2008	53m	53m
33m	Conversion of 2.625% bonds due 2009	74m	-
1,172m	Diluted average number of shares in issue	1,194m	1,160m
35.3p	Earnings per share before exceptional items	24.2p	20.2p
0.2p	Earnings per share on exceptional items	(0.6)p	-
35.5p	Earnings per share	23.6p	20.2p
33.9p	Diluted earnings per share	21.8p	19.3p

Earnings per share figures before exceptional items have been disclosed to show the impact of the exceptional items on the underlying results of the business.

9. Tangible fixed assets

The Group's investment properties are included at 31 March 2004 valuations as adjusted for additions and disposals since that date.

Airport fixed assets in the course of construction (excluding capitalised interest and the unwinding of the discount rate on the purchase of the Thames Water land) include £1,967m (30 September 2003: £1,202m; 31 March 2004: £1,589m) in respect of Terminal 5 at Heathrow Airport. This includes £192m (30 September 2003: £194m, 31 March 2004: £189m) for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have been relocated and the acquisition cost represents the present value of the estimated deferred payments to be made over 35 years to the vendor in compensation for relocation.

Airport fixed assets in the course of construction also include £10m, in respect of costs incurred in connection with the initial planning application preparation (£3m) and purchase of domestic properties that fall within the expanded airport boundary (£7m), required for the development of a second runway and related facilities at Stansted.

10. Creditors: amounts falling due after more than one year

31 March 2004 £m		30 September 2004 £m (unaudited)	30 September 2003 £m (unaudited)
	Other creditors: borrowings:		
30	Secured	30	30
2,683	Unsecured	3,216	2,258
2,713		3,246	2,288
	Other unsecured creditors:		
30	Deferred income	30	20
17	Other creditors	16	22
2,760		3,292	2,330
	Convertible debt:		
420	BAA plc 2.94% £424 million convertible bonds due 2008	420	419
418	BAA plc 2.625% £425 million convertible bonds due 2009	418	418
838		838	837

The secured borrowings are secured on certain properties.

11. Pensions

Pension and other post-retirement liabilities comprise a deficit on the main pension scheme of £89m (30 September 2003: £174m; 31 March 2004: £98m) and provision for unfunded pension obligations and post retirement medical benefits of £13m (30 September 2003: £12m; 31 March 2004: £13m). All amounts are net of deferred tax.

12. Notes to the cash flow statement

Analysis of net debt	1 April 2004 £m	Cash flow £m	Other non cash £m	30 September 2004 £m	30 September 2003 £m
Cash at bank and in hand	150	41	-	191	99
Overdrafts	-	-	-	-	(3)
Short-term investments	740	128	-	868	800
Borrowings due within one year	(109)	(44)	(18)	(171)	(82)
Borrowings due after more than one year	(3,551)	(551)	18	(4,084)	(3,125)
	(2,770)	(426)	-	(3,196)	(2,311)

13. Contingent liabilities

Holders of US$109m of Loan Notes of World Duty Free Americas, Inc. (now known as DFA Inc.), sold by BAA in October 2001, issued proceedings against BAA plc, World Duty Free plc and the purchaser of WDFA Inc. in May 2002, for $109m and punitive damages, claiming the defendants had fraudulently conveyed the assets of WDFA Inc. A trial in December 2003 found BAA plc and World Duty Free plc not liable to the bond holders on all counts. An appeal by the bond holders is to be held in November 2004. BAA is confident that it will be successful in opposing the appeal or, again, succeeding in the unlikely event of a further trial being ordered.

14. Reconciliation of net retail income and net retail income per passenger:

	30 September 2004 £m (unaudited)	30 September 2003 restated (see note 2) £m (unaudited)
UK airports retail revenue	237	214
World Duty Free revenue	198	191
Less cost of sales	(123)	(119)
Net retail income	312	286
UK fixed wing passengers (m)	77.3	71.9
Net retail income per passenger (£)	4.03	3.98

15. White Paper

Stansted Airport

The Government's White Paper on aviation was published on 16 December 2003 and sets out the Government's policy for runway development in the UK. The Government has chosen a second runway at Stansted as its preferred location for the first new runway in the South East of England. As the development of Stansted will be the subject of a planning inquiry, BAA is pressing ahead with the necessary preparation of a planning application and environmental impact assessment. The anticipated costs of preparing for and undertaking the planning application are approximately £72m to 31 March 2008. These costs are being capitalised as part of the runway development costs (see note 9).

As part of its commitment to the Stansted development, BAA has announced two schemes (the Home Value Guarantee Scheme and the Home Owners Support Scheme) for those people living near the airport whose homes will be affected by the airport expansion. The current estimate of the net cost of the compensation schemes is up to £100m (with approximately £33m being incurred in this regulatory period). These costs are being capitalised as part of the runway development costs (see note 9).

All UK Airports

The White Paper also commits BAA (and other airport operators) to offering noise mitigation and relocation schemes for noise sensitive buildings affected by existing and future airport activity at all UK airports. BAA carried out a detailed examination of the White Paper's noise mitigation measures and is currently consulting with local communities at its airports on the implementation of potential schemes. Based on BAA's preliminary evaluation, it estimate that payments under these schemes may amount to up to £400m over the next 30 years.

PUBLICATION OF HALF YEAR RESULTS

The results for the six months ended 30 September 2004 will be published in the Financial Times on 3 November 2004.

INDEPENDENT REVIEW REPORT TO BAA PLC

Introduction

We have been instructed by the company to review the financial information, which comprises the profit and loss account, the balance sheet, the cash flow statement, the other primary statements and the related notes. We have read the other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim statement, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London

1 November 2004